ROUGE RESOURCES LTD.
#203-409 Granville St.,
Vancouver, British Columbia, V6C 1T2
Tel: 604.831.2739     Fax: 604.831.2735

June 21, 2013

John Archfield
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Washington, DC, 20549

Re:	Rouge Resources Ltd.
Form 20F for fiscal year ended January 31, 2013
Filed May 15, 2013
Your file No. 001-31799

Dear Mr. Archfield,

Further to our original response letter dated June 17, 2013 and our follow-up telephone conversation on June 21, 2013 regarding your letter of June 11, 2013, the company would like to add to its original response by acknowledging that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

J Ronald McGregor, BA, CA
Chief Financial officer and Director,
Rouge Resources Ltd